Mail Stop 7010

      December 1, 2005


Mr. James P. Dietz
Chief Financial Officer
WCI Communities, Inc.
24301 Walden Center Drive
Bonita Springs, FL  34134

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 10-Q for the quarter ended June 30, 2005
		File No. 1-31255

Dear Mr. Dietz:

      We have limited our review of the above referenced reports to the presentation of distributions from investments in joint ventures in the statement of cash flows, as well as your revised calculations of capitalized interest. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements

Consolidated Statements of Cash Flows, page 28

1. You present a line item titled distributions from (contributions to) joint ventures within your cash flows from investing activities.
Please clarify if these distributions are returns on your investments in joint ventures, or if the distributions are returns of your investments in joint ventures. Please quantify the gross distributions that are returns on your investment for each period presented and tell us what consideration you gave to classifying these distributions within cash flows from operating activities as required by paragraph 22 of SFAS 95.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Financial Statements

Note 1 - Basis of Presentation, page 4

2. You disclose that effective April 1, 2005, you now include the underlying developed land costs in your calculation of capitalized interest for tower residences under construction and you include the underlying developed land costs and in-process homebuilding costs in your calculation of capitalized interest for traditional homes under construction. Your audited financial statements in the Form 10-K for the year ended December 31, 2004 disclose that interest and real estate taxes incurred relating to land under development and construction of tower residences are capitalized to real estate inventories during the active development period. Given your disclosure in the Form 10-K, it is unclear as to how your accounting policy has changed in regards to capitalizing interest with respect to traditional homebuilding and tower inventories. Please clarify.

3. We note that you did not restate prior periods for this change in accounting in accordance with paragraphs 13, 36 and 37 of APB 20. Please provide us with your SAB 99 analysis with regard to whether this change in accounting materially impacted your historical financial statements.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. James P. Dietz
WCI Communities, Inc.
December 1, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE